                                                                       333-13894

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                         -------------------------------

                                NIDEC CORPORATION
   (Exact name of issuer of deposited securities as specified in its charter)
                                       n/a
                   (Translation of issuer's name into English)

                         -------------------------------

                                      Japan
            (Jurisdiction of Incorporation or organization of Issuer)

                         -------------------------------


                               JPMORGAN CHASE BANK

              (Exactname of depositary as specified in its charter)

                   4 New York Plaza, New York, New York 10004
                            Tel. No.: (212) 623-0079

              (Address, including zip code, and telephone number of
                        depositary's principal offices)

                         -------------------------------

                            Nidec America Corporation
                               318 Industrial Lane
                          Torrington, Connecticut 06790
                                 (860) 482-4422
    (Address, including zip code, and telephone number of agent for service)

                         -------------------------------

                                 With copies to:

Scott A. Ziegler, Esq.                               Izumi Akai, Esq.
Ziegler, Ziegler & Associates LLP                    Sullivan & Cromwell LLP
570 Lexington Avenue, 44th Floor                     Otemachi First Square
New York, New York 10022                             5-1, Otemachi 1-chome
                                                     Chiyoda-ku, Tokyo 100-0004


It is proposed that this filing become effective under Rule 466


[X] immediately upon filing [ ] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE


======================================================================================================================
                                                                        Proposed         Proposed
                                                                        Maximum          Maximum          Amount of
                                                          Amount        Offering         Aggregate        Registration
Title of Each Class of Securities to be Registered   to be Registered   Price Per Unit   Offering Price   Fee
----------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each American
Depositary Share representing one-quarter of one
share of Common Stock of Nidec Corporation

                                                     N/A                N/A              N/A              N/A
======================================================================================================================

         This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

         The Prospectus consists of the form of American Depositary Receipt ("ADR") included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                       Location in Form of
        Item Number                                                    ADR Filed Herewith
        and Caption                                                    as Prospectus
        -----------                                                    -------------
1.      Name of depositary and                                         Face, introductory paragraph
        address of its principal                                       and final sentence on face.
        executive office

2.      Title of ADR and identity                                      Face, top center and
        of deposited securities                                        introductory paragraph

        Terms of Deposit

      (i)       The amount of deposited                                Face, upper right corner and introductory
                securities represented by                              paragraph
                one unit of ADRs

     (ii)       The procedure for voting,                              Reverse, paragraph (12)
                if any, the deposited
                securities

    (iii)       The collection and                                     Face, paragraphs (4), (5) and (7);
                distribution of dividends                              Reverse, paragraph (10)

     (iv)       The transmission of                                    Face, paragraphs (3) and (8);
                notices, reports and                                   Reverse, paragraph (12)
                proxy soliciting material

      (v)       The sale or exercise of                                Face, paragraphs (4) and (5);
                rights                                                 Reverse, paragraph (10)

     (vi)       The deposit or sale of                                 Face, paragraphs (4) and (5);
                securities resulting from                              Reverse, paragraphs (10) and (13)
                dividends, splits or plans
                of reorganization

    (vii)       Amendment, extension or                                Reverse, paragraphs (16) and (17)
                termination of the deposit                             (no provision for extension)
                agreement

                                                                       Location in Form of
        Item Number                                                    ADR Filed Herewith
        and Caption                                                    as Prospectus
        -----------                                                    -------------
 (viii)         Rights of holders of ADRs                              Face, paragraph (3)
                to inspect the transfer books
                of the Depositary and the
                lists of holders of ADRs

   (ix)         Restrictions upon the right                            Face, paragraphs (1), (2), (4) and (5)
                to deposit or withdraw the
                underlying securities

    (x)         Limitation upon the liability                          Reverse, paragraph (14)
                of the Depositary and/or the
                Company

3.      Description of all fees and                                    Face, paragraph (7)
        charges which may be imposed
        directly or indirectly against
        the holders of ADRs

Item 2. AVAILABLE INFORMATION
                                                                       Location in Form of
        Item Number                                                    ADR Filed Herewith
        and Caption                                                    as Prospectus

        2(b) Statement that the foreign issuer is                      Face, paragraph (8)
        subject to the periodic reporting requirements of
        the Securities Exchange Act of 1934 and,
        accordingly, files certain reports with the
        Securities and Exchange Commission

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS


        (a)(1) Form of Deposit Agreement among Nidec Corporation, JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as exhibit (a) to Registration Statement on Form F-6 (333-13894), filed with the Securities and Exchange Commission as of September 7, 2001 and incorporated herein by reference.

        (a)(2) Form of Amendment to Deposit Agreement. Filed herewith as exhibit
(a)(2).

        (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - Not applicable.

        (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not applicable.

        (d) Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed as exhibit (d) to Registration Statement on Form F-6 (333-13894), filed with the Securities and Exchange Commission as of September 7, 2001 and incorporated herein by reference.

        (e) Certification under Rule 466. - Filed herewith as Exhibit (e).


----------

Item 4. UNDERTAKINGS

    (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

    (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                    SIGNATURE


        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 9, 2003.

                                  Legal entity created by the form of Deposit
                                  Agreement for the issuance of ADRs evidencing American Depositary Shares

                                  By: JPMORGAN CHASE BANK,
                                      in its capacity as Depositary

                                  By /s/Joseph M. Leinhauser
                                    ----------------------------------
                                    Name: Joseph M. Leinhauser
                                    Title: Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Nidec Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on December 8, 2003.

                             NIDEC CORPORATION


                             By:    /s/Shigenobu Nagamori
                                 -----------------------------------------
                             Name:  Shigenobu Nagamori
                             Title: President, Chief Executive Officer and
                                    Representative Director

     KNOW ALL PERSONS BY THESE PRESENTS, that each of Kensuke Tanabe and Tetsuo Inoue, whose signature appears below, constitutes and appoints Yasunobu Toriyama his true and lawful attorney-in-fact and agent, with the power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments, including post- effective amendments, and supplements to this registration statement to which this post-effective amendment relates, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney- in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on December 8, 2003.

Name                                                     Title
----                                                     -----
*                                                        President, Chief Executive Officer and
--------------------------------------------------       Representative Director (Principal Executive Officer)
Shigenobu Nagamori


*                                                        Executive Vice President, Chief Operating Officer and
--------------------------------------------------       Director
Hiroshi Kobe


/s/Yasunobu Toriyama                                     Senior Managing Director, Chief Financial and
--------------------------------------------------       Accounting Officer
Yasunobu Toriyama

                                                         Senior Managing Director
--------------------------------------------------
Kenji Sawamura


                                                         Senior Managing Director
--------------------------------------------------
Yasuo Hamaguchi


/s/Kensuke Tanabe                                        Managing Director
--------------------------------------------------
Kensuke Tanabe


*                                                        Managing Director
--------------------------------------------------
Yoshiharu Kinugawa


                                                         Managing Director
--------------------------------------------------
Seiji Hashimoto


                                                         Director
--------------------------------------------------
Seizaburo Kawaguchi


*                                                        Director
--------------------------------------------------
Toshihiro Kimura


*                                                        Director
--------------------------------------------------
Norio Nomura


                                                         Director
--------------------------------------------------
Seiichi Hattori

/s/Tetsuo Inoue                                          Director
--------------------------------------------------
Tetsuo Inoue


                                                         Director
--------------------------------------------------
Satoru Kaji


/s/Thomas Keenan                                         Authorized Representative in the United States
--------------------------------------------------
Thomas Keenan


*By:/s/Yasunobu Toriyama
    --------------------
    Yasunobu Toriyama
    Power of Attorney

                                INDEX TO EXHIBITS

  Exhibit                                                       Sequentially
   Number                                                       Numbered Page
   ------                                                       -------------
(a)(2)        Form of Amendment to Deposit Agreement
(e)           Rule 466 Certification